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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            WEST COAST BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  951907 10 7
                    ---------------------------------------
                                 (CUSIP Number)

                                PETER MORTENSEN
                             CHAIRMAN AND PRESIDENT
                               F.N.B. CORPORATION
                                HERMITAGE SQUARE
                      HERMITAGE, PENNSYLVANIA  16148-3389
                                 (412) 981-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               NOVEMBER 15, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                               Page 1 of 17 Pages



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CUSIP No.     951907 10 7       SCHEDULE 13D   Page     2    of    18     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          F.N.B. CORPORATION, IRS IDENTIFICATION NO.: 25-1255406
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          PENNSYLVANIA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    463,491
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   463,491
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          463,491
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]
          N/A
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          23.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
          CO, HC
          ---------------------------------------------------------------------

                              Page 2 of 17 Pages


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ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, $1.00 par value per share ("West Coast Common Stock," an individual share of which, a "Share"), of West Coast Bancorp, Inc. ("West Coast"), a corporation organized and existing under the laws of the State of Florida and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The principal executive offices of West Coast are located at 2724 Del Prado Boulevard South, Cape Coral, Florida 33904.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by F.N.B. Corporation ("FNB"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a bank holding company under the BHCA. Through its subsidiaries, FNB provides a wide range of financial services to individuals and businesses located in Pennsylvania, eastern Ohio and southwestern New York. FNB's principal offices are located at Hermitage Square, Hermitage, Pennsylvania 16148-3389.

     Each executive officer and each director of FNB is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

     During the last five years, neither FNB nor, to the best of FNB's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FNB or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a stock option agreement, dated November 15, 1996, by and between West Coast and FNB (the "West Coast Option Agreement"), West Coast has granted FNB an irrevocable option to purchase Shares covered by this Schedule 13D (the "West Coast Option"). Specifically, the West Coast Option grants FNB the right to purchase up to 426,991 Shares (approximately 19.9% of the number of Shares outstanding on November 15, 1996, including the exercise of all presently outstanding stock options, but without giving effect to the issuance of any Shares pursuant to an exercise of the West Coast Option), subject to certain adjustments, at a price, subject to certain adjustments, of $15.00 per Share. The West Coast Option was granted by West Coast as a condition of and in consideration for FNB's entering into the Agreement and Plan of Merger, dated as of November 15, 1996 by and among FNB, Southwest Banks, Inc. ("Southwest"), a Florida corporation which will be a wholly-owned subsidiary of FNB, and West Coast (the "Merger Agreement").


                               Page 3 of 17 Pages

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     The exercise of the West Coast Option for the full number of Shares currently covered thereby would require aggregate funds of $6,404,865. It is anticipated that, should the West Coast Option become exercisable and should FNB elect to exercise the West Coast Option, FNB would obtain the funds for purchase from working capital.

     A copy of the West Coast Option Agreement is included as Exhibit 4.1 to FNB's Current Report on Form 8-K dated November 15, 1996 (the "FNB Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4.   PURPOSE OF TRANSACTION.

     On November 15, 1996, immediately before the execution and delivery of the West Coast Option Agreement, FNB, Southwest and West Coast entered into the Merger Agreement, pursuant to which West Coast will, subject to the conditions and upon the terms stated therein, merge with and into Southwest (the "Merger"), with Southwest surviving the Merger as a wholly-owned subsidiary of FNB. The West Coast Option was granted by West Coast as a condition of and in consideration for FNB entering into the Merger Agreement.

     In accordance with the Merger Agreement, each share (other than shares held by FNB or any of its subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) of West Coast Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 0.794 of a share (the "Exchange Ratio") of FNB common stock, subject to the terms and conditions of the Merger Agreement. At the Effective Time, each share of FNB common stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding.

     The articles of incorporation and by-laws of Southwest in effect immediately prior to the effective time shall be the articles of incorporation and by-laws of the surviving corporation. Following the merger, the Shares will be delisted.

     In connection with their approval of the Merger Agreement, the members of the Board of Directors of West Coast are to vote their shares in favor of the Merger and Merger Agreement at the West Coast Shareholder's meeting which will consider the Merger and Merger Agreement.

     The Merger is subject to customary closing conditions, including, among other things, approval of the Merger and Merger Agreement by the shareholders of West Coast, the receipt of certain regulatory approvals, the receipt from counsel of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger Agreement, and the receipt from Ernst & Young LLP, FNB's independent public accountants, of a favorable opinion with respect to the pooling of interests accounting treatment of the Merger.
In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by FNB with the Securities and Exchange Commission (the "SEC") with respect to the shares of FNB common stock to be issued in the Merger, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Merger Agreement will be submitted



                               Page 4 of 17 Pages
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for approval of the stockholders of West Coast at a meeting that is expected to occur in the first quarter of 1997.

     The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Merger. Both parties agreed not to take any action which would adversely affect the ability of any party to obtain the required consents or to perform its covenants and agreements under the Merger Agreement. FNB also agreed to continue to conduct its business in a manner designed, in its reasonable judgment, to enhance the long-term value of its common stock and its business prospects. West Coast agreed to operate its business in the ordinary course consistent with past practice, to preserve intact its business organization and assets and to use reasonable efforts to maintain its current employee relationships. West Coast also agreed that it would not, among other things, amend its articles of incorporation or by-laws; would not repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans) any shares or any securities convertible into any shares of the capital stock of West Coast; except pursuant to the Merger Agreement, the West Coast Stock Option Agreement, stock options then outstanding or as otherwise disclosed, would not issue, sell, pledge, encumber, authorize the issuance of, enter into any such contract or to otherwise permit to become outstanding any additional Shares or any other capital stock or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock; and would not adjust, split, combine or reclassify any capital stock of West Coast. The Merger Agreement further contains certain restrictions on West Coast relating to, among other things, the incurrence of additional indebtedness and the imposition or continued existence of liens, the sale or encumbrance of the capital stock of any of its subsidiaries or of the assets of West Coast or any of its subsidiaries, the purchase of securities or the making of material investments, the making of certain increases in employee and director compensation, modifications to certain employee benefit plans or employment contracts or the adoption or entry into of new ones, changes in tax and accounting methods, the commencement or settlement of litigation, the modification or termination of material contracts and the disposition of assets.

     The Merger Agreement further restricts West Coast from soliciting or encouraging any inquiries or proposals, or participating in any negotiations or discussions or providing any non-public information with respect to or concerning any acquisition proposal, including any proposal for a tender offer, merger, acquisition of a substantial equity interest in, or a substantial portion of the assets of West Coast or its subsidiaries, unless otherwise required by the fiduciary duties of West Coast's board of directors.

     The Merger Agreement provides that the Board of Directors of Southwest's subsidiary banks after the Effective Time will include the current members of the West Coast Board of Directors for at least one year. It is expected that the Board of Directors of FNB and Southwest will continue with their current members.

     The Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) provided that the terminating party is also not in material breach of its Merger Agreement, materially breaches any of the representations or warranties contained in the Merger Agreement, or (b) breaches any material covenant or agreement contained in the Merger Agreement, in each case if such breach has not been or cannot be cured within thirty days after


                               Page 5 of 17 Pages
notice; (iii) by any party if certain required regulatory approvals or consents are not obtained; (iv) by any party if West Coast's shareholders do not approve the Merger Agreement at the shareholders' meeting where the transactions are presented to such shareholders for approval and voted upon; (v) by either FNB or West Coast if the Merger is not consummated by September 30, 1997, unless the failure to consummate the Merger is due to a breach by the party seeking to terminate its obligations under the Merger Agreement; (vi) by either party, provided that the terminating party is also not in material breach of the Merger Agreement, if any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by September 30, 1997;
(vii) by FNB in the event dissenters' rights are claimed, in accordance with Florida law, by persons owning in the aggregate more than 10% of the issued and outstanding West Coast Common Stock; (viii) by West Coast, if at any time prior to the Effective Time of the Merger, the fairness opinion of West Coast's financial advisor is withdrawn; (ix) by West Coast if prior to the Effective Time of the Merger, any entity makes a bona fide proposal for any tender offer, exchange offer, merger, acquisition of all the stock or assets of, or other business combination involving such party and West Coast, with respect to which offer the West Coast Board of Directors determines, in its good faith judgment and in the exercise of its fiduciary duties, is more favorable to the West Coast shareholders; or (x) by West Coast, if its Board of Directors determines by majority vote, upon 24 hours written notice to FNB, that the average of the high bid and low asked prices of FNB Common Stock for the ten consecutive trading days prior to the fifth day before the Effective Date is less than $20.625 per share.

     In the event of the termination and abandonment of the Merger Agreement following the occurrence of an Initial Triggering Event (as defined hereinafter and in the West Coast Option Agreement), the Merger Agreement provides that FNB shall be entitled to a cash payment from West Coast in an amount equal to $500,000 upon the occurrence of any Subsequent Triggering Event (as defined hereinafter and in the Stock Option Agreement) prior to an Exercise Termination Date (as defined hereinafter and in the Stock Option Agreement). In the event the Merger Agreement is terminated as a result of FNB's failure to satisfy any of its representations, warranties or covenants set forth therein, the Merger Agreement provides that FNB shall reimburse West Coast for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000.

     The West Coast Option Agreement provides for the purchase by FNB of up to 426,991 Shares, subject to certain adjustments (the "West Coast Option Shares") at an exercise price, subject to certain adjustments, of $15 per share, payable in cash. The West Coast Option Shares, if issued pursuant to the West Coast Option Agreement, would represent approximately 19.9% of the West Coast Common Stock issued and outstanding without giving effect to the issuance of any Shares pursuant to an exercise of the West Coast Option.

     The number of Shares subject to the West Coast Option will be increased or decreased to the extent that West Coast issues additional Shares (otherwise than pursuant to an exercise of the West Coast Option) or redeems, repurchases, retires or otherwise causes to be no longer outstanding Shares such that the number of Shares subject to the West Coast Option continues to equal 19.9% of the West Coast Common Stock then issued and outstanding, including the exercise of all presently outstanding stock options, but without giving effect to the issuance of Shares pursuant to an exercise of the West Coast Option. In the event of any change in, or distributions in respect of, the West Coast Common Stock by reasons of stock dividends, splitups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares,



                               Page 6 of 17 Pages
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distributions on or in respect of the West Coast Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of Shares subject to the West Coast Option, and the applicable exercise price per West Coast Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the West Coast Option Agreement.

     FNB or any other holder or holders of the West Coast Option (collectively, the "Holder") may exercise the West Coast Option, in whole or in part by sending written notice after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to termination of the West Coast Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

     (i) West Coast or any of its subsidiaries (each a "West Coast Subsidiary"), without having received FNB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the West Coast Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than FNB or any of its Subsidiaries (each an "FNB Subsidiary") or the Board of Directors of West Coast shall have recommended that the stockholders of West Coast approve or accept any such Acquisition Transaction. For purposes of the West Coast Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction involving West Coast or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of West Coast, (y) a purchase, lease, or other acquisition of all or a substantial portion of the assets or deposits of West Coast or any Significant Subsidiary (as defined in the West Coast Option Agreement) of West Coast ,or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15 percent or more of the voting power of West Coast.

     (ii) Any person (excluding the officers and directors of West Coast) other than FNB, any FNB Subsidiary, or any West Coast Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of West Coast Common Stock (the term "beneficial ownership" for purposes of the West Coast Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

     (iii) The shareholders of West Coast shall not have approved the transaction contemplated by the Merger Agreement at the shareholder meeting held for that purpose, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in either case, after the Board of Directors of West Coast shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, its recommendation that the stockholders of West Coast approve the transactions contemplated by the Merger Agreement, or after West Coast or any West Coast Subsidiary, without having received FNB's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than FNB or an FNB Subsidiary;


                               Page 7 of 17 Pages

     (iv) Any person other than FNB or any FNB Subsidiary shall have made a bona fide proposal to West Coast or its stockholders to engage in an Acquisition Transaction, which proposal has an economic value equivalent to or in excess of that of FNB;

     (v) West Coast shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction and such breach would entitle FNB to terminate the Merger Agreement; or

     (vi) Any person other than FNB or any FNB Subsidiary, other than in connection with a transaction to which FNB has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 25 percent or more of the then outstanding West Coast Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (z) thereof shall be 25 percent.

     After a Subsequent Triggering Event prior to the termination of the West Coast Option, FNB (on behalf of itself or any subsequent Holder) may demand that the West Coast Option and the related West Coast Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, West Coast must effect such registration promptly, subject to certain exceptions. FNB is entitled to two such registrations. In addition, if at any time after the occurrence of a Subsequent Triggering Event that occurs prior to the termination of the West Coast Option Agreement, West Coast proposes to register any of its equity securities under the 1933 Act, on a form and in a manner which would permit registration of the West Coast Option Shares for sale to the public, West Coast will notify FNB of such intention and permit the inclusion of the West Coast Option Shares in such registration statement.

     The West Coast Option terminates at or upon, and each of the following constitutes an Exercise Termination Event, (i) the Effective Time, (ii) except in certain enumerated circumstances, termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event, or (iii) twelve months (subject to extension to obtain regulatory approvals, allow statutory waiting periods to expire, and to avoid liability under Section 16(b) of the 1934 Act) after termination of the Merger Agreement following the occurrence of an Initial Triggering Event.

     Upon the occurrence of a Repurchase Event (as hereinafter defined) that occurs prior to an Exercise Termination Event, (i) at the request of the Holder delivered prior to the Exercise Termination Event, West Coast shall repurchase the West Coast Option from the Holder at a price ("West Coast Option Repurchase Price") equal to the amount by which (x) the "Market/Offer Price" (as hereinafter defined) exceeds (y) the then applicable West Coast Option exercise price, multiplied by the number of shares for which the West Coast Option may than be exercised; and (ii) at the request of the owner of West Coast Option Shares from time to time (the "Owner") delivered prior to the Exercise Termination Event, West Coast shall repurchase such number of West Coast Option Shares from the Owner as the Owner designates at a price per share (the "West Coast Option Share

                               Page 8 of 17 Pages

Repurchase Price") equal to the "Market/Offer Price." "Market/Offer Price" means the highest of (A) the price per share of West Coast Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of West Coast Common Stock to be paid by any third party pursuant to an agreement with West Coast, (C) the highest closing price for shares of West Coast Common Stock within the three-month period immediately preceding the date the Holder gives notice of the required repurchase of the West Coast Option or the Owner gives notice of the required repurchase of West Coast Option Shares, as the case may be, and (D) in the event of the sales of all or a substantial portion of West Coast's assets, the sum of the net price paid in such sale for such assets and the current market value of the remaining assets of West Coast divided by the number of shares of West Coast Common Stock then outstanding. "Repurchase Event" means (i) the consummation of certain mergers, consolidations or similar transactions involving West Coast or any purchase, transfer or other acquisition of all or a substantial portion of the assets of West Coast by any person other than FNB or a FNB subsidiary, other than any such transaction which would not constitute an Acquisition Transaction (as defined above) or (ii) the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of West Coast Common Stock.

     In the event that prior to termination of the West Coast Option, West Coast enters into an agreement (i) to consolidate with or merge into any person other than FNB or one of its subsidiaries and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person other than FNB or one of its subsidiaries to merge into West Coast with West Coast as the continuing or surviving corporation, but in connection therewith the then outstanding shares of West Coast Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of West Coast Common Stock after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than FNB or one of its subsidiaries, then such agreement shall provide that the West Coast Option be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of West Coast's assets, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the West Coast Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the West Coast Option.

     The issuer of the Substitute Option will be required to repurchase the Substitute Option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised. The repurchase price for the Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the three-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.


                               Page 9 of 17 Pages

     Neither West Coast nor FNB may assign any of its respective rights and obligations under the West Coast Option Agreement or the West Coast Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the West Coast Option, FNB, subject to the express provisions hereof, may assign in whole or in part its rights and obligations thereunder; provided, however, that until 30 days after the Federal Reserve Board approves an application by FNB to acquire the West Coast Option Shares, FNB may not assign its rights under the West Coast Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of West Coast, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on FNB's behalf, or (iv) any other manner approved by the Federal Reserve Board.

     The rights and obligations of West Coast and FNB under the West Coast Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, applying to the Federal Reserve Board for approval to acquire the West Coast Option Shares.

     The foregoing descriptions of the Merger Agreement and the West Coast Option Agreement are qualified in their entirety by reference to copies of each of such documents which are included as Exhibits 2.1 and 4.1, respectively, to the FNB Form 8-K dated November 15, 1996 and are incorporated herein by reference in their entirety.

     On November 15, 1996, FNB announced the anticipated Merger and the terms of the Merger Agreement with West Coast, a copy of the November 15 press release is attached as Exhibit 99.1 to the FNB Form 8-K and is incorporated herein by reference in its entirety.

     West Coast Common Stock is currently registered pursuant to Section 12(g) of the Exchange Act. If the Merger is consummated, the number of holders of West Coast Common Stock will fall below 300 and accordingly, such common stock will be deregistered.

     Except as set forth herein or in the Exhibits hereto, FNB does not have any current plans or proposals that relate to or would result in:

           A. The acquisition by any person of additional shares of West Coast Common Stock or the disposition of shares of West Coast Common Stock;

           B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving West Coast or any of its subsidiaries;

           C. A sale or transfer of a material amount of assets of West Coast or any of its subsidiaries;

           D. Any change in the present Board of Directors or management of West Coast, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

           E. Any material change in the present capitalization or dividend policy of West Coast;

           F. Any other material change in West Coast's business or corporate structure;


                              Page 10 of 17 Pages

      G. Any changes in West Coast's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of West Coast by any person;

      H. Causing a class of securities of West Coast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      I. A class of equity securities of West Coast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      J.     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     As of November 15, 1996, to the best of FNB's knowledge, there were 1,544,466 Shares issued and outstanding.

     (a) As of the date hereof, FNB owns 35,000 Shares (the "Beneficially Owned Shares"), representing 2.27% of the outstanding Shares as of November 15, 1996. Pursuant to the West Coast Option Agreement, FNB has the right to acquire up to 426,991 additional Shares, subject to adjustment, representing approximately 19.9% of the outstanding Shares as of November 15, 1996, including the exercise of all presently outstanding stock options, but before giving effect to the exercise of the West Coast Option. FNB may be deemed to be the beneficial owner of the West Coast Option Shares, but disclaims such beneficial ownership.

     As of the date hereof, to the best of the knowledge of FNB, the following directors and executive officers of FNB beneficially own shares of West Coast Common Stock (the "D&O Shares"):

                                            No. of Shares
                                            -------------
     Charles T. Cricks                           1,000
     Stephen J. Gurgovits                          500
                                                 -----

     Total Number of Shares                      1,500


All such amounts in the aggregate represent approximately 0.01% of the outstanding West Coast Common Stock as of November 15, 1996.

     FNB disclaims any ownership of such Shares held by its executive officers and directors. Except as stated herein, neither FNB nor, to the best knowledge of FNB, any executive officer or director of FNB identified on Exhibit 1 attached hereto, is the beneficial owner of, or has the right to acquire, directly or indirectly, any shares of Common Stock.

     Pursuant to Regulation 13d-3, FNB may also be deemed to own beneficially those shares held solely in a fiduciary capacity by various banking subsidiaries of FNB. Based on information


                              Page 11 of 17 Pages
obtained from such subsidiaries, FNB owns beneficially no Shares held in a fiduciary capacity by its banking or thrift subsidiaries.

     (b) FNB has sole voting and sole dispositive power as to the Beneficially Owned Shares. Currently, FNB has no right to vote or dispose of the West Coast Option Shares. FNB will not acquire the right to vote or dispose of the West Coast Option Shares until such time as it exercises the West Coast Option. The West Coast Option is not currently exercisable and will become exercisable only upon the occurrence of certain events described above and in Item 4 and in the West Coast Option Agreement. All of the directors and executive officers identified in Item 5(a) above have sole voting and sole dispositive power with respect to the D&O Shares.

     Except for the issuance of the West Coast Option, no transactions in West Coast Common Stock were effected during the past sixty days by FNB or, to the best of FNB's knowledge, by any executive officer or director of FNB.

     (d) So long as FNB has not exercised the West Coast Option, FNB does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the West Coast Option Shares. FNB has, and the directors and officers identified in Item 5(a) above have the right to receive dividends from, and the proceeds from the sale of, the Beneficially Owned Shares and the D&O Shares, respectively.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of West Coast, including certain customary restrictions relating to the West Coast Common Stock.

     Except as provided in the Merger Agreement and the West Coast Option Agreement and except as described above, neither FNB nor, to the best of FNB's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of West Coast, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1  -    Name, Business Address, and Present Principal Occupation of
                Each Executive Officer and Director of F.N.B. Corporation.

                              Page 12 of 17 Pages

Exhibit 2  -    Stock Option Agreement, dated as of November 15, 1996, by and between West Coast Bancorp, Inc. and F.N.B. Corporation
                (incorporated by reference to Exhibit 4.1 to F.N.B.
                Corporation's Current Report on Form 8-K dated November 15,
                1996).

Exhibit 3  -    Agreement and Plan of Merger, dated as of November 15, 1996, by and among F.N.B. Corporation, Southwest Banks, Inc. and West
                Coast Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to F.N.B. Corporation's Current Report on Form 8-K dated the date hereof).

Exhibit 4  -    Press Release, dated November 15, 1996, relating to
                transactions between F.N.B. Corporation and West Coast Bancorp.
                Inc. (incorporated by reference to Exhibit 99.1 to F.N.B.
                Corporation's Current Report on Form 8-K dated the date hereof).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                     F.N.B. CORPORATION



                                     By: /s/ John D. Waters
                                        --------------------------------
                                     Name: John D. Waters
                                     Title: Vice President and Chief Financial
                                            Officer

November 25, 1996



                              Page 13 of 17 Pages

                                 EXHIBIT INDEX


     EXHIBIT                 DESCRIPTION                   SEQUENTIAL
                                                            PAGE NO.

     1
                       Name, Business Address,
                       and Present Principal
                       Occupation of Each
                       Executive Officer and
                       Director of F.N.B.
                       Corporation


     2
                       Stock Option Agreement,
                       dated as of November
                       15, 1996, by and
                       between West Coast
                       Bancorp, Inc. and
                       F.N.B. Corporation
                       (incorporated by
                       reference to Exhibit
                       4.1 to F.N.B.
                       Corporation's Current
                       Report on Form 8-K
                       dated November 15,
                       1996).


     3
                       Agreement and Plan of
                       Merger, dated as of
                       November 15, 1996, by
                       and among F.N.B.
                       Corporation, Southwest
                       Banks, Inc. and West
                       Coast Bancorp, Inc.
                       (incorporated by
                       reference to Exhibit
                       2.1 to F.N.B.
                       Corporation's Current
                       Report on Form 8-K
                       dated November 15,
                       1996).


     4.
                       Press Release, dated
                       November 15, 1996,
                       relating to
                       transactions between
                       F.N.B. Corporation and
                       West Coast Bancorp,
                       Inc. (incorporated by
                       reference to Exhibit
                       99.1 to F.N.B.
                       Corporation's Current
                       Report on Form 8-K
                       dated November 15,
                       1996).




                              Page 14 of 17 Pages

                                                                       EXHIBIT 1

DIRECTORS

     The principal business address of each director and executive officer of F.N.B. Corporation is c/o F.N.B. Corporation, Hermitage Square, Hermitage, Pennsylvania 16148-3389.

PETER MORTENSEN
Chairman and President of F.N.B. Corporation and
Chairman of First National Bank of Pennsylvania
("First National Bank"), a subsidiary

STEPHEN J. GURGOVITS
Senior Vice President of F.N.B. Corporation and
President & Chief Executive Officer of First National Bank

SAMUEL K. SOLLENBERGER
Vice President of the Corporation and
President & Chief Executive Officer of The Metropolitan Savings
Bank of Ohio ("Metropolitan"), a subsidiary

W. RICHARD BLACKWOOD
President of Harry Blackwood Inc. (insurance and real estate)

WILLIAM B. CAMPBELL
Retired President, Shenango Steel Erectors, Inc.

CHARLES T. CRICKS
President & Chief Executive Officer, Greenwood Pharmacy, a division of Thrift Drug, Inc.

HENRY M. EKKER, ESQ.
Attorney at Law, Partner of Cusick, Madden, Joyce & McKay

THOMAS C. ELLIOTT
President & Treasurer, Elliott Bros. Steel Co.
(steel processor)

THOMAS W. HODGE
Retired President, W.S. Hodge Foundry

GEORGE E. LOWE, D.D.S.
Dentist


                              Page 15 of 17 Pages

PAUL P. LYNCH
Attorney at Law; President & Chief Executive Officer,
Lynch Brothers Investments, Inc. (real estate)

JAMES B. MILLER
Retired School Administrator

ROBERT S. MOSS
President, Associated Contractors of Conneaut Lake, Inc.
(general contractors)

JOHN R. PERKINS
Retired Vice President of the Corporation and
Chairman of the Board of Metropolitan

WILLIAM A. QUINN
Retired Vice President of the Corporation and
Retired Executive Vice President & Cashier of
First National Bank

GEORGE A. SEEDS
President, Findley Welding Supply, Inc.

WILLIAM J. STRIMBU
President, Nick Strimbu, Inc. (common carrier)

ARCHIE O. WALLACE
Attorney at Law, Partner of Rowley, Wallace, Keck,
Karson & St. John

JOSEPH M. WALTON
Chairman of the Board, Chief Executive Officer &
Treasurer, Jamestown Paint Co.
(manufacturer of paint and varnish)

JAMES T. WELLER
Chairman of the Board & Chief Executive Officer,
Liberty Steel Products, Inc. (steel processor)

ERIC J. WERNER, ESQ.
Chief Administrative Officer, General Counsel and Secretary, Werner Co. (manufacturer of climbing products and aluminum extrusions)

EDWARD A. WILSON
President, Wilson's Appliance, Inc.

                              Page 16 of 17 Pages

DONNA C. WINNER
Co-Owner, The Radisson Shenango, Tara - A Country Inn
The Winner (clothing store)

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

WILLIAM J. RUNDORFF
Executive Vice President of F.N.B. Corporation and
Vice President of First National Bank

JOHN D. WATERS
Vice President & Chief Financial Officer of F.N.B
Corporation and Senior Vice President and
Chief Financial Officer of First National Bank

JOHN W. ROSE
Executive Vice President of F.N.B. Corporation



                              Page 17 of 17 Pages